

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2013

Via E-mail
Frank J. Drohan
Omagine, Inc.
Chief Executive Officer
350 Fifth Avenue, Suite 4815-17
New York, New York 10118

> **Re: Omagine, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 31, 2013**
> **File No. 333-183852**
> **Post-Effective Amendment No. 3 to Form S-1**
> **Filed January 31, 2013**
> **File No. 333-175168**

Dear Mr. Drohan:

We have limited our review of your registration statements to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statements and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your registration statements and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1
Post-Effective Amendment No. 3 to Form S-1

General

1. Please note that comment 1 in our letter dated October 5, 2012 remains applicable.

Executive Compensation, page 59

2. Please update this section to include the required information for your recently completed fiscal year ended December 31, 2012. Please refer to Regulation S-K Compliance and Disclosure Question 117.05, available on our website, and Items 402(l-r) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Angie Kim, Staff Attorney, at (202) 551-3535, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: David B. Manno
        Sichenzia Ross Friedman Ference LLP